UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 35)*

WENDY’S/ARBY’S GROUP, INC.
(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $.10 PER SHARE
(Title of Class of Securities)

950587 105
(CUSIP Number)
PETER W. MAY 280 PARK AVENUE NEW YORK, NEW YORK 10017 TEL. NO.: (212) 451-3000	BRIAN L. SCHORR, ESQ. CHIEF LEGAL OFFICER TRIAN FUND MANAGEMENT, L.P. 280 PARK AVENUE, 41st FLOOR NEW YORK, NEW YORK 10017 TEL. NO.:(212) 451-3000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 1, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Class A Common Stock:  CUSIP No. 950587 105

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON NELSON PELTZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5)
	8	SHARED VOTING POWER (See Item 5) 101,070,994 (Class A Common Stock)
	9	SOLE DISPOSITIVE POWER (See Item 5) 15,909,576 (Class A Common Stock)
	10	SHARED DISPOSITIVE POWER (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 101,070,994 (Class A Common Stock)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.54% (Class A Common Stock)*
14	TYPE OF REPORTING PERSON IN

*           This percentage is calculated based on 469,236,315 shares of Class A Common Stock outstanding as of February 27, 2009, as reported in the Company’s Form 10-K/A, filed on March 16, 2009.

Class A Common Stock:  CUSIP No. 950587 105

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON PETER W. MAY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5)
	8	SHARED VOTING POWER (See Item 5) 100,964,179 (Class A Common Stock)
	9	SOLE DISPOSITIVE POWER (See Item 5) 8,228,108 (Class A Common Stock)
	10	SHARED DISPOSITIVE POWER (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 100,964,179 (Class A Common Stock)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.52% (Class A Common Stock)*
14	TYPE OF REPORTING PERSON IN

*           This percentage is calculated based on 469,236,315 shares of Class A Common Stock outstanding as of February 27, 2009, as reported in the Company’s Form 10-K/A, filed on March 16, 2009.

Class A Common Stock:  CUSIP No. 950587 105

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON EDWARD P. GARDEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 203,989 (Class A Common Stock)
	8	SHARED VOTING POWER (See Item 5) 76,623,145 (Class A Common Stock)
	9	SOLE DISPOSITIVE POWER (See Item 5) 203,989 (Class A Common Stock)
	10	SHARED DISPOSITIVE POWER (See Item 5) 76,623,145 (Class A Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 76,827,134 (Class A Common Stock)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.37% (Class A Common Stock)*
14	TYPE OF REPORTING PERSON IN

*           This percentage is calculated based on 469,236,315 shares of Class A Common Stock outstanding as of February 27, 2009, as reported in the Company’s Form 10-K/A, filed on March 16, 2009.

Class A Common Stock:  CUSIP No. 950587 105

1	NAME OF REPORTING PERSON Trian Fund Management, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3454182
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 76,623,145 (Class A Common Stock)
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 76,623,145 (Class A Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 76,623,145 (Class A Common Stock)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.33% (Class A Common Stock)*
14	TYPE OF REPORTING PERSON PN

*           This percentage is calculated based on 469,236,315 shares of Class A Common Stock outstanding as of February 27, 2009, as reported in the Company’s Form 10-K/A, filed on March 16, 2009.

Class A Common Stock:  CUSIP No. 950587 105

1	NAME OF REPORTING PERSON Trian Fund Management GP, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3454087
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 76,623,145 (Class A Common Stock)
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 76,623,145 (Class A Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 76,623,145 (Class A Common Stock)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.33% (Class A Common Stock)*
14	TYPE OF REPORTING PERSON OO

*           This percentage is calculated based on 469,236,315 shares of Class A Common Stock outstanding as of February 27, 2009, as reported in the Company’s Form 10-K/A, filed on March 16, 2009.

Class A Common Stock:  CUSIP No. 950587 105

1	NAME OF REPORTING PERSON Trian Partners GP, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3453775
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 74,277,416 (Class A Common Stock)
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 74,277,416 (Class A Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 74,277,416 (Class A Common Stock)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.83% (Class A Common Stock)*
14	TYPE OF REPORTING PERSON PN

*           This percentage is calculated based on 469,236,315 shares of Class A Common Stock outstanding as of February 27, 2009, as reported in the Company’s Form 10-K/A, filed on March 16, 2009.

Class A Common Stock:  CUSIP No. 950587 105

1	NAME OF REPORTING PERSON Trian Partners General Partner, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3453595
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 74,277,416 (Class A Common Stock)
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 74,277,416 (Class A Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 74,277,416 (Class A Common Stock)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.83% (Class A Common Stock)*
14	TYPE OF REPORTING PERSON OO

*           This percentage is calculated based on 469,236,315 shares of Class A Common Stock outstanding as of February 27, 2009, as reported in the Company’s Form 10-K/A, filed on March 16, 2009.

Class A Common Stock:  CUSIP No. 950587 105

1	NAME OF REPORTING PERSON Trian Partners, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3453988
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 19,578,427 (Class A Common Stock)
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 19,578,427 (Class A Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 19,578,427 (Class A Common Stock)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.17% (Class A Common Stock)*
14	TYPE OF REPORTING PERSON PN

*           This percentage is calculated based on 469,236,315 shares of Class A Common Stock outstanding as of February 27, 2009, as reported in the Company’s Form 10-K/A, filed on March 16, 2009.

Class A Common Stock:  CUSIP No. 950587 105

1	NAME OF REPORTING PERSON Trian Partners Master Fund, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 98-0468601
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 54,673,668 (Class A Common Stock)
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 54,673,668 (Class A Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 54,673,668 (Class A Common Stock)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.65% (Class A Common Stock)*
14	TYPE OF REPORTING PERSON PN

*           This percentage is calculated based on 469,236,315 shares of Class A Common Stock outstanding as of February 27, 2009, as reported in the Company’s Form 10-K/A, filed on March 16, 2009.

Class A Common Stock:  CUSIP No. 950587 105

1	NAME OF REPORTING PERSON Trian Partners Parallel Fund I, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3694154
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 1,919,315 (Class A Common Stock)
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 1,919,315 (Class A Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 1,919,315 (Class A Common Stock)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.41%*
14	TYPE OF REPORTING PERSON PN

*           This percentage is calculated based on 469,236,315 shares of Class A Common Stock outstanding as of February 27, 2009, as reported in the Company’s Form 10-K/A, filed on March 16, 2009.

Class A Common Stock:  CUSIP No. 950587 105

1	NAME OF REPORTING PERSON Trian Partners Parallel Fund I General Partner, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3694293
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 1,919,315 (Class A Common Stock)
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 1,919,315 (Class A Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 1,919,315 (Class A Common Stock)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.41%*
14	TYPE OF REPORTING PERSON OO

*           This percentage is calculated based on 469,236,315 shares of Class A Common Stock outstanding as of February 27, 2009, as reported in the Company’s Form 10-K/A, filed on March 16, 2009.

Class A Common Stock:  CUSIP No. 950587 105

1	NAME OF REPORTING PERSON Trian Partners Parallel Fund II, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 87-0763105
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 426,414 (Class A Common Stock)
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 426,414 (Class A Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 426,414 (Class A Common Stock)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.09%*
14	TYPE OF REPORTING PERSON PN

*           This percentage is calculated based on 469,236,315 shares of Class A Common Stock outstanding as of February 27, 2009, as reported in the Company’s Form 10-K/A, filed on March 16, 2009.

Class A Common Stock:  CUSIP No. 950587 105

1	NAME OF REPORTING PERSON Trian Partners Parallel Fund II GP, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 87-0763102
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 426,414 (Class A Common Stock)
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 426,414 (Class A Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 426,414 (Class A Common Stock)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.09%*
14	TYPE OF REPORTING PERSON PN

*           This percentage is calculated based on 469,236,315 shares of Class A Common Stock outstanding as of February 27, 2009, as reported in the Company’s Form 10-K/A, filed on March 16, 2009.

Class A Common Stock:  CUSIP No. 950587 105

1	NAME OF REPORTING PERSON Trian Partners Parallel Fund II General Partner, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 87-0763099
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 426,414 (Class A Common Stock)
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 426,414 (Class A Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 426,414 (Class A Common Stock)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.09%*
14	TYPE OF REPORTING PERSON OO

*           This percentage is calculated based on 469,236,315 shares of Class A Common Stock outstanding as of February 27, 2009, as reported in the Company’s Form 10-K/A, filed on March 16, 2009.

AMENDMENT NO. 35 TO SCHEDULE 13D

This Amendment No. 29 amends and supplements the Schedule 13D dated October 13, 1992 (the “Original Statement”), as amended and restated by Amendment No. 6 dated May 3, 1993, as amended by Amendment No. 7 dated February 14, 1996, as amended by Amendment No. 8 dated October 13, 1998, as amended by Amendment No. 9 dated March 12, 1999, as amended by Amendment No. 10 dated May 4, 1999, as amended by Amendment No. 11 dated November 12, 2002, as amended by Amendment No. 12 dated April 25, 2003, as amended by Amendment No. 13 dated July 1, 2003, as amended by Amendment No. 14 dated September 24, 2003, as amended by Amendment No. 15 dated December 4, 2003, as amended by Amendment No. 16 dated January 15, 2004, as amended by Amendment No. 17 dated April 20, 2004, as amended by Amendment No. 18 dated June 29, 2004, as amended by Amendment No. 19 dated July 23, 2004, as amended by Amendment No. 20 dated May 23, 2005, as amended by Amendment No. 21 dated January 6, 2006, as amended by Amendment No. 22 dated February 23, 2006, as amended by Amendment No. 23 dated December 26, 2006, as amended by Amendment No. 24 dated April 23, 2008, as amended by Amendment No. 25 dated September 16, 2008, as amended by Amendment No. 26 dated September 23, 2008, as amended by Amendment No. 27 dated September 25, 2008, as amended by Amendment No. 28 dated October 1, 2008, as amended by Amendment No. 29 dated October 8, 2008, as amended by Amendment No. 30 dated November 6, 2008, as amended by Amendment No. 31 dated November 25, 2008, as amended by Amendment No. 32 dated December 5, 2008, as amended by Amendment No. 33 dated December 8, 2008 and as amended by Amendment No. 34 dated December 11, 2008 (“Amendment 34”) (the Original Statement, as so amended shall be known as the “Statement”), with respect to the Class A Common Stock, par value $.10 per share, of Triarc (through September 29, 2008, the date of the closing of the acquisition of Wendy’s described in Item 4) and of the Company (as defined below) for periods commencing on or after September 30, 2008 (the “Class A Common Stock”), and, for periods prior to September 30, 2008, the Class B Common Stock, Series 1, par value $.10 per share, of Triarc (the “Class B Common Stock”), of Wendy’s/Arby’s Group, Inc. (formerly known as Triarc Companies, Inc., a Delaware corporation and successor by merger to Triarc Companies, Inc., an Ohio corporation formerly named DWG Corporation (the “Company”)).  Unless otherwise indicated, all capitalized terms used herein shall have the same meaning as set forth in the Statement.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is amended and supplemented by the following:

On March 3, 2009, each of Messrs. Peltz, May and Garden, in their capacities as directors of the Company, received 1,841 shares of Class A Common Stock in lieu of Board of Directors retainer fees that would otherwise be payable in cash, which shares were deemed to be acquired at a price of $5.09 per share in accordance with  the terms of the Company’s Amended and Restated 2002 Equity Participation Plan.

On March 13, 2009 each of Messrs. Peltz and May, in their capacities as directors of the Company, received 430 shares of Class A Common Stock from the Company in lieu of meeting attendance fees, which shares were deemed to be acquired at a price of $4.65 per share in accordance with the terms of the Company’s Amended and Restated 2002 Equity Participation Plan.

On March 30, 2009, each of Messrs. Peltz, May and Garden, in their capacities as directors of the Company, received 3,560 shares of Class A Common Stock in lieu of Board of Directors retainer fees that would otherwise be payable in cash, which shares were deemed to be acquired at a price of $4.74 per share in accordance with  the terms of the Company’s Amended and Restated 2002 Equity Participation Plan.

Item 5.  Interest in Securities of the Issuer

(1)  Part (a) through (c) of Item 5 of the Statement is amended by deleting (i) the eleventh through seventeenth paragraphs thereof and replacing them with the following:

Mr. Peltz directly owns and has the sole power to dispose of and the shared power to vote 15,909,576 shares of Class A Common Stock.  Mr. May directly owns and has the sole power to dispose of and the shared power to vote 8,228,108 shares of Class A Common Stock.  Mr. Garden directly owns and has the sole power to dispose of and vote 203,989 shares of Class A Common Stock.

The Peltz L.P. is the beneficial owner of 70,650 shares of Class A Common Stock.  The general partner of the Peltz L.P. is a limited liability company of which Claudia Peltz, Mr. Peltz's wife, is the sole member.  In addition, Mr. Peltz's minor children are the beneficial owners of 600 shares of Class A Common Stock.  Mr. Peltz may be deemed to beneficially own the shares of Class A Common Stock owned by the Peltz L.P. and his minor children.  Mr. Peltz disclaims beneficial ownership of such shares.

The Peltz Family Foundation is the beneficial owner of 238,915 shares of Class A Common Stock.  Mr. and Mrs. Peltz, one of their adult children and an unrelated person serve as the trustees of the Peltz Family Foundation.  Mr. Peltz may be deemed to beneficially own the shares of Class A Common Stock owned by the Peltz Family Foundation.  Mr. Peltz disclaims beneficial ownership of such shares.

The May Family Foundation is the beneficial owner of 203,350 shares of Class A Common Stock. Mr. and Mrs. May and their two adult children serve as the directors of the May Family Foundation.  Mr. May may be deemed to beneficially own the shares of Class A Common Stock owned by the May Family Foundation.  Mr. May disclaims beneficial ownership of such shares.

Pursuant to the Voting Agreement, Mr. Peltz may also be deemed to share voting power (but has no dispositive power) with respect to 8,228,108 shares of the Class A Common Stock beneficially owned by Mr. May (excluding shares beneficially owned by the May Family Foundation), and Mr. May may also be deemed to share voting power (but has no dispositive power) with respect to 15,909,576 shares of the Class A Common Stock beneficially owned by Mr. Peltz (excluding shares beneficially owned by the Peltz L.P., Mr. Peltz's minor children and the Peltz Family Foundation).  Accordingly, Mr. Peltz may be deemed to beneficially own such shares of Class A Common Stock beneficially owned by Mr. May, and Mr. May may be deemed to beneficially own such shares of Class A Common Stock beneficially owned by Mr. Peltz.

Trian Onshore directly owns 19,578,427 shares of Class A Common Stock, Trian Master Fund directly owns 54,673,668 shares of Class A Common Stock, Parallel Fund I directly owns 1,919,315 shares of Class A Common Stock, Parallel Fund II directly owns 426,414 shares of Class A Common Stock and Trian GP directly owns 25,321 shares of Class A Common Stock,.  Mr. Peltz and Mr. May and Mr. Garden, by virtue of their relationships to Trian Onshore, Trian Master Fund, Parallel Fund I, Parallel Fund II, Trian GP and Trian GP LLC (discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own the shares of Class A Common Stock owned by Trian Onshore, Trian Master Fund, Parallel Fund I, Parallel Fund II, Trian GP and Trian GP LLC.  Mr. Peltz, Mr. May and Mr. Garden disclaim beneficial ownership of such shares.

As a result, Mr. Peltz may be deemed to beneficially own an aggregate of 101,070,994 shares of Class A Common Stock (including shares of Class A Common Stock beneficially owned by Mr. May, the Peltz L.P. Mr. Peltz's minor children, the Peltz Family Foundation, Trian Onshore, Trian Master Fund, Trian GP, Parallel Fund I, and Parallel Fund II, but excluding shares beneficially owned by the May Family Foundation), representing approximately 21.54% of the outstanding shares of Class A Common Stock.  In addition, Mr. May may be deemed to beneficially own an aggregate of 100,964,179 shares of Class A Common Stock (including shares of Class A Common Stock beneficially owned by the May Family Foundation, Mr. Peltz, Trian Onshore, Trian Master Fund, Trian GP, Parallel Fund I and Parallel Fund II, but excluding shares beneficially owned by the Peltz L.P., Mr. Peltz's minor children and the Peltz Family Foundation), representing approximately 21.52% of the outstanding shares of Class A Common Stock.  Mr. Garden may be deemed to beneficially own an aggregate of 76,827,134 shares of Class A Common Stock (including shares of Class A Common Stock beneficially owned by Trian Onshore, Trian Master Fund, Parallel Fund I, Parallel Fund II and Trian GP), representing approximately 16.37% of the outstanding shares of Class A Common Stock.

(2)  Item 5 of the Statement is hereby amended and supplemented by deleting Parts (a) and (b) of Item 5 of Amendment 34 and replacing them with the following:

(a)  As of 4:00 p.m., New York City time, on April 1, 2009, the Filing Persons beneficially owned, in the aggregate, 101,478,333 shares of Class A Common Stock, representing approximately 21.63% of the outstanding Class A Common Stock (based upon 469,236,315 shares of Class A Common Stock outstanding as of February 27, 2009, as reported in the Company’s Form 10-K/A, filed on March 16, 2009).

(b)  Each of Trian Onshore, Trian Master Fund, Parallel Fund I, Parallel Fund II and Trian GP beneficially and directly owns and has sole voting power and sole dispositive power with regard to 19,578,427, 54,673,668, 1,919,315, 426,414 and 25,321 shares of Class A Common Stock, respectively, in each case except to the extent that other Filing Persons as described in the Statement may be deemed to have shared voting power and shared dispositive power with regard to such shares.

Each of Trian GP, Trian GP LLC, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden, by virtue of their relationships to Trian Onshore and Trian Master Fund (discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act), all of the shares of Class A Common Stock that Trian Onshore and Trian Master Fund directly and beneficially own.  Each of Trian GP, Trian GP LLC, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden disclaims beneficial ownership of such shares for all other purposes.  Each of Parallel Fund I GP, LLC, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden, by virtue of their relationships to Parallel Fund I (discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act), all of the shares of Class A Common Stock that Parallel Fund I directly and beneficially owns.  Each of Parallel Fund I GP, LLC, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden disclaims beneficial ownership of such shares for all other purposes.  Each of Parallel Fund II GP, LLC, Parallel Fund II GP, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden, by virtue of their relationships to Parallel Fund II (discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act), all of the shares of Class A Common Stock that Parallel Fund II directly and beneficially owns.  Each of Parallel Fund II GP, LLC, Parallel Fund II GP, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden disclaims beneficial ownership of such shares for all other purposes.  Each of Trian GP LLC, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden, by virtue of their relationships to Trian GP (discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act), all of the shares of Class A Common Stock that Trian GP directly and beneficially owns.  Each of Trian GP LLC, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden disclaims beneficial ownership of such shares for all other purposes.

(3) Item 5 of the Statement is hereby amended and supplemented by adding the following:

Except as described in Item 3 above, the Filing Persons have not engaged in any transactions with respect to the Class A Common Stock during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is amended and supplemented by the following:

On April 1, 2009, the Company, Trian Onshore, Trian Master Fund, Parallel Fund I, Parallel Fund II, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden (collectively, the “Parties”) entered into Amendment No. 1 ("Amendment No. 1”) to the Agreement among the Parties dated November 5, 2009 (the “Agreement”).  A copy of the Agreement is filed as Exhibit (d) (6) to the Schedule TO of the Filing Persons filed with the SEC on November 6, 2008. Pursuant to Amendment No. 1, the parties agreed to amend the termination provision relating to certain standstill restrictions of the Filing Persons as set forth in the Agreement.  Amendment No. 1 will become effective upon the effectiveness of an amendment to the Company’s certificate of incorporation or an amendment and restatement thereof filed with the Secretary of State of the State of Delaware providing for, without limitation, the repeal of Article VI of the Company’s certificate of incorporation (the “Charter Amendment”).  If the Charter Amendment has not become effective by June 15, 2009, Amendment No. 1 will terminate and become null and void ab initio.  A copy of Amendment No. 1 is filed as Exhibit 37 to this Statement.

Item 7.  Material to be Filed as Exhibits

The following document is included in this Statement as an exhibit thereto:

37.  Amendment No. 1 to Amendment, dated as of April 1, 2009, by and among the Company, Trian Onshore, Trian Master Fund, Parallel Fund I, Parallel Fund II, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden.

Class A Common Stock:  CUSIP No. 950587 105

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 1, 2009

TRIAN PARTNERS GP, L.P.

By:   /s/PETER W. MAY
Name: Peter W. May
Title:   Member

TRIAN PARTNERS GENERAL PARTNER, LLC

By:   /s/PETER W. MAY
Name: Peter W. May
Title:   Member

TRIAN PARTNERS, L.P.

By: Trian Partners GP, L.P., its general partner

By: Trian Partners General Partner, LLC, its general partner

By:   /s/PETER W. MAY
Name: Peter W. May
Title:   Member

Class A Common Stock:  CUSIP No. 950587 105

TRIAN PARTNERS MASTER FUND, L.P.

By: Trian Partners GP, L.P., its general partner

By: Trian Partners General Partner, LLC, its general partner

By:   /s/PETER W. MAY
Name: Peter W. May
Title:   Member

TRIAN PARTNERS PARALLEL FUND I, L.P.

By: Trian Partners Parallel Fund I General Partner LLC, its general partner

By:   /s/PETER W. MAY
Name: Peter W. May
Title:   Member

TRIAN PARTNERS PARALLEL FUND I GENERAL PARTNER, LLC

By:   /s/PETER W. MAY
Name: Peter W. May
Title:   Member

TRIAN PARTNERS PARALLEL FUND II, L.P.

By: Trian Partners Parallel Fund II GP, L.P., its general partner

By: Trian Partners Parallel Fund II General Partner, LLC, its general partner

By:   /s/PETER W. MAY
Name: Peter W. May
Title:   Member

TRIAN PARTNERS PARALLEL FUND II GP, L.P.

By: Trian Partners Parallel Fund II General Partner, LLC, its general partner

By:   /s/PETER W. MAY
Name: Peter W. May
Title:   Member

TRIAN PARTNERS PARALLEL FUND II GENERAL PARTNER, LLC

By:   /s/PETER W. MAY
Name: Peter W. May
Title:   Member

TRIAN FUND MANAGEMENT, L.P.

By: Trian Fund Management GP, LLC, its general partner

By:   /s/PETER W. MAY
Name: Peter W. May
Title:   Member

TRIAN FUND MANAGEMENT GP, LLC

By:   /s/PETER W. MAY
Name: Peter W. May
Title:   Member

/s/NELSON PELTZ
Nelson Peltz

/s/PETER W. MAY
Peter W. May

/s/EDWARD P. GARDEN
Edward P. Garden

Class A Common Stock:  CUSIP No. 950587 105

EXHIBIT INDEX
EXHIBIT	DESCRIPTION	PAGE NO.
1	Stock Purchase Agreement dated as of October 1, 1992 by and between the Purchaser, Posner, Posner Trust and Security Management.	Filed with Original Statement
2	Exchange Agreement dated as of October 12, 1992 between the Company and Security Management.	Filed with Original Statement
3	Agreement dated as of October 1, 1992 between the Company and the Purchaser.	Filed with Original Statement
4	Agreement of Limited Partnership of the Purchaser dated as of September 25, 1992.	Filed with Original Statement
5	Joint Filing Agreement of the Purchaser, Peltz and May.	Filed with Amendment No. 14
6	Memorandum of Understanding, dated January 21, 1993, by and between the Purchaser and William A. Ehrman, individually and derivatively on behalf of SEPSCO.	Filed with Amendment No. 2
7
Letter dated January 25, 1993 from Steven Posner to the Purchaser Filed with Amendment (including proposed terms and conditions of Consulting Agreement to be No. 2 entered into between the Company and Steven Posner).
Filed with Amendment No. 2
8	Undertaking and Agreement, dated February 9, 1993, executed by the Purchaser.	Filed with Amendment No. 3
9	Amendment No. 3 dated as of April 14, 1993 to Agreement of Limited Partnership of the Purchaser.	Filed with Amendment No. 4
10	Citibank Loan Documents (Exhibits and Schedule omitted).	Filed with Amendment No. 4
11	Republic Loan Documents (Exhibits and Schedules omitted).	Filed with Amendment No. 4
12	Pledge and Security Agreement, dated as of April 5, 1993, between the Purchaser and Citibank.	Filed with Amendment No. 5
13	Custodial Loan Documents.	Filed with Amendment No. 5
14	Agreement, dated May 2, 1994 among Nelson Peltz, Peter W. May and Leon Kalvaria.	Filed with Amendment No. 6
15	Amended and Restated Pledge and Security Agreement, dated as of July 25, 1994 between the Purchaser and Citibank.	Filed with Amendment No. 6
16	Amendment No. 1 dated as of November 15, 1992 to Agreement of Limited Partnership of the Purchaser.	Filed with Amendment No. 7
17	Amendment No. 2 dated as of March 1, 1993 to Agreement of Limited Partnership of the Purchaser.	Filed with Amendment No. 7
18	Amendment No. 4 dated a January 1, 1995 to Agreement of Limited Partnership of the Purchaser.	Filed with Amendment No. 7
19	Amendment No. 5 dated as of January 1, 1996 to Agreement of Limited Partnership of the Purchaser.	Filed with Amendment No. 7
20	BOA Loan documents, as amended (Exhibits and Schedules omitted).	Filed with Amendment No. 22
21	Letter, dated October 12, 1998, from Messrs. Nelson Peltz and Peter W. May to the Company.	Filed with Amendment No. 8
22	Press release, issued by the Company, dated October 12, 1998.	Filed with Amendment No. 8
23	Letter, dated October 12, 1998, from the Company to Messrs. Nelson Peltz and Peter W. May.	Filed with Amendment No. 8
24	Press release issued by the Company, dated March 10, 1999.	Filed with Amendment No. 9
25	Amended and Restated Agreement of Limited Partnership of the Purchaser, amended and restated as of November 11, 2002.	Filed with Amendment No. 11
26	Pledge Agreement dated April 2, 2001, made by Peltz Family Limited Partnership, in favor of Bank of America, N.A.	Filed with Amendment No. 13
27	Pledge and Security Agreement dated April 2, 2003, made by Peter W. May, in favor of Bank of America, N.A. (Schedule II omitted).	Filed with Amendment No. 13
28	Voting Agreement, dated June 26, 2004, by and among Messrs. Nelson Peltz, Peter W. May and Gregory H. Sachs.	Filed with Amendment No. 18
29	Voting Agreement dated July 23, 2004, between Messrs. Nelson Peltz and Peter W. May.	Filed with Amendment No. 19
30	Pledge and Security Agreement dated July 23, 2004, made by Nelson Peltz, in favor of Bank of America, N.A., as amended (Schedule I omitted).	Filed with Amendment No. 22
31	Amendment No. 1 to Pledge and Security Agreement dated July 23, 2004, made by Peter W. May, in favor of Bank of America, N.A.	Filed with Amendment No. 19
32	Agreement and Plan of Merger, dated April 23, 2008, by and among Triarc, Wendy’s and Green Merger Sub.	Incorporated by reference to Exhibit 2.1 to the Company’s current report on Form 8-K filed with the Securities and Exchange Commission on April 29, 2008.
33	Voting Agreement, dated as of April 23, 2008, by and among the Company, Nelson Peltz and Peter W. May.	Incorporated by reference to Exhibit 99.1 to the Company’s current report on Form 8-K filed with the Securities and Exchange Commission on April 29, 2008.
34	Joint Filing Agreement of the Filing Persons.	Filed with Amendment No. 25.
35	Amended and Restated Voting Agreement, dated as of August 14, 2008, by and among the Company, Nelson Peltz and Peter W. May.	Incorporated by reference to Annex J to the Company's Prospectus filed pursuant to Rule 424(b)(3) with the Securities and Exchange Commission on August 20, 2008.
36	Joint Filing Agreement of the Filing Persons.	Filed with Amendment 28.
37
Amendment No. 1 to Agreement, dated as of April 1, 2009, by and among the Company, Trian Onshore, Trian Master Fund,
Parallel Fund I, Parallel Fund II, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden.
Filed herewith.

EXHIBIT 37

AMENDMENT NO. 1 TO AGREEMENT

THIS AMENDMENT No. 1 to AGREEMENT is made as of April 1, 2009 (this “Amendment”) by and among Wendy’s/Arby’s Group, Inc., a Delaware corporation, Trian Partners, L.P., a Delaware limited partnership, Trian Partners Master Fund, L.P., a Cayman Islands limited partnership, Trian Partners Parallel Fund I, L.P., a Delaware limited partnership, Trian Partners Parallel Fund II, L.P., a Delaware limited partnership, Trian Fund Management, L.P., a Delaware limited partnership, Trian Fund Management GP, LLC, a Delaware limited liability company, Nelson Peltz, an individual and resident of the State of New York, Peter W. May, an individual and resident of the State of New York, and Edward P. Garden, an individual and resident of the State of Connecticut.  Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to them in the Agreement (as defined below).

WHEREAS, the parties hereto are the parties to the Agreement, dated as of November 5, 2008 (the “Agreement”), and, subject to the terms set forth herein, wish to amend the Agreement as set forth herein;

WHEREAS, a majority of the Independent Directors have approved this Amendment pursuant to Section 6.5 of the Agreement.

NOW, THEREFORE, in consideration of the mutual covenants contained in the Agreement and for other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto agree as follows:

Section 1.	Amendments to the Agreement

Upon the effectiveness of this Amendment pursuant to Section 2.1 hereof:

1.1. The second sentence of Section 4 of the Agreement shall be deleted and replaced with the following two sentences:

“This Agreement (other than Sections 3.1(a), 3.1(b) and Sections 6.1 through 6.10 of the Agreement, which shall survive until terminated pursuant to the next sentence below) shall terminate on the earliest to occur of (i) if the Trian Group shall, at any time, sell or otherwise dispose of or cease to own any Company Voting Securities so that the Trian Group beneficially owns, in the aggregate less than 15% of the Combined Voting Power of Company Voting Securities; (ii) November 5, 2011; and (iii) at such time as any Person that is not an Affiliate or Associate of, or member of a 13D/G Group with, the Trian Group shall make an offer to purchase an amount of shares which when added to the shares already beneficially owned by such Person and its Affiliates and Associates equals or exceeds 50% or more of the Combined Voting Power of Company Voting Securities (whether by way of tender offer, merger, consolidation, recapitalization or otherwise) or all or substantially all of the Company’s assets or shall solicit proxies with respect to a majority slate of directors. Sections 3.1(a), 3.1(b) and Sections 6.1 through 6.10 of the Agreement shall terminate on the earliest to occur of the events described in clauses (i) and (iii) of the immediately preceding sentence.”

Section 2.	Effectiveness and Termination of Amendment

2.1. This Amendment shall become effective simultaneously with the effectiveness of an amendment to the Company’s certificate of incorporation or an amendment and restatement thereof filed with the Secretary of State of the State of Delaware providing for, without limitation, the repeal of Article VI of the Company’s certificate of incorporation (the “Charter Amendment”).

2.2. This Amendment shall terminate and shall be null and void ab initio if the Charter Amendment shall not have become effective by June 15, 2009.

Section 3.	Miscellaneous

3.1. The provisions of Sections 6.1, 6.3, 6.4, 6.6, 6.7, 6.8 of the Agreement are hereby incorporated by reference in this Amendment.

3.2. Except as expressly amended hereby, the provisions of the Agreement are and shall remain unmodified and in full force and effect.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto intending to be legally bound have duly executed this Agreement, all as of the day and year first above written.

 STOCKHOLDERS

TRIAN PARTNERS, L.P.

By: Trian Partners GP, L.P.,
its general partner

By: Trian Partners General Partner, LLC, its general partner

By: /s/EDWARD P. GARDEN
Name: Edward P. Garden
Title: Member

TRIAN PARTNERS MASTER FUND, L.P.

By: Trian Partners GP, L.P., its general partner

By: Trian Partners General Partner, LLC, its general partner

By: /s/EDWARD P. GARDEN
Name: Edward P. Garden
Title: Member

TRIAN PARTNERS PARALLEL FUND I, L.P.

By: Trian Partners Parallel Fund I General Partner LLC, its general partner

By: /s/EDWARD P. GARDEN
Name: Edward P. Garden
Title: Member

TRIAN PARTNERS PARALLEL FUND II, L.P.

By: Trian Partners Parallel Fund II GP, L.P., its general partner

By: Trian Partners Parallel Fund II General Partner, LLC, its general partner

By: /s/EDWARD P. GARDEN
Name: Edward P. Garden
Title: Member

 MANAGEMENT COMPANY

 TRIAN FUND MANAGEMENT, L.P.

  By: Trian Fund Management GP, L.P.,
its general partner

By: /s/EDWARD P. GARDEN
Name: Edward P. Garden
Title: Member

MEMBERS

/s/NELSON PELTZ
Nelson Peltz

/s/EDWARD P. GARDEN
Edward P. Garden

/s/PETER W. MAY
Peter W. May

COMPANY
WENDY’S/ARBY’S GROUP, INC.

By: /s/NILS H. OKESON
Name:  Nils H. Okeson
Title:  Senior VP and General Counsel